# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Traws Pharma, Inc., CIK 0001130598
CUSIP: 68232V884
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 12 PENNS TRAIL, NEWTOWN, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0002050709-25-000006
Filed by CIK 0002050709

## Reporting persons
- Squadron Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Squadron Capital Management LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Matthew Sesterhenn: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- William Blank: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Traws Pharma, Inc.
Address of issuer's principal executive offices: 12 PENNS TRAIL, NEWTOWN, PENNSYLVANIA, 18940.

## Item 2. Person Filing
Name of person filing:
Squadron Master Fund LP

Squadron Capital Management, LLC

Matthew Sesterhenn

William Blank
Address of principal business office or, if none, residence:
Squadron Master Fund LP
c/o Squadron Capital Management, LLC
1211 West 22nd Street, Suite 1008
Oak Brook, IL 60523

Squadron Capital Management, LLC
1211 West 22nd Street, Suite 1008
Oak Brook, IL 60523

Matthew Sesterhenn
c/o Squadron Capital Management, LLC
1211 West 22nd Street, Suite 1008
Oak Brook, IL 60523

William Blank
c/o Squadron Capital Management, LLC
1211 West 22nd Street, Suite 1008
Oak Brook, IL 60523
Citizenship:
Squadron Master Fund LP - Delaware

Squadron Capital Management, LLC - Delaware

Matthew Sesterhenn - United States

William Blank - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Squadron Master Fund LP - 0

Squadron Capital Management, LLC - 0

Matthew Sesterhenn - 0

William Blank - 0
Percent of class:
Squadron Master Fund LP - 0%

Squadron Capital Management, LLC - 0%

Matthew Sesterhenn - 0%

William Blank - 0%
Sole power to vote or to direct the vote:
Squadron Master Fund LP - 0

Squadron Capital Management, LLC - 0

Matthew Sesterhenn - 0

William Blank - 0
Shared power to vote or to direct the vote:
Squadron Master Fund LP - 0

Squadron Capital Management, LLC - 0

Matthew Sesterhenn - 0

William Blank - 0
Sole power to dispose or to direct the disposition:
Squadron Master Fund LP - 0

Squadron Capital Management, LLC - 0

Matthew Sesterhenn - 0

William Blank - 0
Shared power to dispose or to direct the disposition:
Squadron Master Fund LP - 0

Squadron Capital Management, LLC - 0

Matthew Sesterhenn - 0

William Blank - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Squadron Master Fund LP: /s/ Matthew Sesterhenn, Partner, Squadron Partners LLC, its General Partner (08/14/2026)
- Squadron Capital Management LLC: /s/ Matthew Sesterhenn, Partner (08/14/2026)
- Matthew Sesterhenn: /s/ Matthew Sesterhenn, Matthew Sesterhenn (08/14/2026)
- William Blank: /s/ William Blank, William Blank (08/14/2026)